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                                           Filed Pursant to Rule 424 (b) (3)
                                           Registration Statement No.333-19933

                     SANCTUARY WOODS MULTIMEDIA CORPORATION


                 SUPPLEMENT TO PROSPECTUS DATED MARCH 14, 1997



     As described in the Prospectus dated March 14, 1997, the Company and holders of the Company's 8% Convertible Debentures due July 31, 1999 (the "Debentures") agreed to exchange the Debentures for approximately 100,000 shares of Series A Preferred Stock and warrants to purchase an additional 9,499,416 shares of Common Stock at an exercise price of $0.15 per share. On March 31, 1997, the Company and holders of a majority of the Debentures amended the agreement to increase the number of shares issuable on exercise of these warrants. If the Company enters into similar agreements with all of the Debenture holders, the number of shares issuable upon exercise of these warrants will increase from 9,499,416 to 21,649,833 shares. The warrants must be exercised if the Company's Common Stock trades at 300% of the warrant exercise price or $0.45 per share for any 21 trading days in any consecutive 40 trading day period. In addition, one-half of the warrants must be exercised if the Company has combined net revenues of $10 million or more in any four consecutive quarters. In consideration for the exchange, the Debenture holders are foregoing all interest accrued and owing on the Debentures. Interest owing on the Debentures at March 31, 1997 was approximately $225,445.



     Pequot Partners Fund, L.P. and Pequot International Fund, Inc., that together hold Debentures in the aggregate principal amount of $4,000,000, have informed the Company that they intend to convert such Debentures into Series A Preferred Stock and in connection with such conversion will receive warrants to purchase an aggregate of 18,333,333, shares, and that they intend to purchase up to 8,333,334 shares of Common Stock through the exercise of Rights distributed to them in the Rights Offering.